UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

BBVA hereby communicates information relating to the capital increase to be charged to voluntary reserves resolved by the Annual General Meeting of BBVA Shareholders held on 17th March 2017, under agenda item three, by which the shareholder remuneration system called “Dividend Option” is to be implemented. Accompanying this relevant information notice is an information note regarding the referred capital increase.

Madrid, 17th March 2017

INFORMATION NOTE

The Annual General Meeting of BBVA Shareholders held on 17th March 2017 approved, under agenda item three, a share capital increase to be charged to voluntary reserves (the “Capital Increase”) for the implementation of the shareholder remuneration system called “Dividend Option”, granting BBVA shareholders the possibility to receive their remuneration in newly issued BBVA shares or, at their election, in cash.

The execution of the Capital Increase will be proposed to BBVA’s Board of Directors for its consideration and, if approved, it is expected to be executed in accordance with the following schedule1:

•	29th March 2017: Communication of the number of rights of free allocation necessary to receive one new share, as well as the definitive price at which BBVA will commit to purchase such rights[2].

•	31st March 2017: Last trading date of BBVA shares with the right to participate in the shareholder remuneration system called “Dividend Option”.

•	3rd April 2017: Beginning of the trading period of the rights of free allocation. BBVA share trades “ex-coupon” (ex-date).

•	4th April 2017: Effective settlement date for the transactions executed on 31st March, in a D+2 settlement cycle (record date).

•	12th April 2017: Deadline for requesting payment in cash in execution of BBVA’s commitment to purchase the rights of free allocation.

•	19th April 2017: Trading period of the rights of free allocation ends.

•	21th April 2017: Payment date to shareholders who have requested payment in cash in execution of BBVA’s commitment to purchase the rights of free allocation.

•	25th April 2017: New shares allocated to shareholders.

•	26th April 2017: Beginning of ordinary trading of the new shares on the Spanish stock exchanges[3].

[1]	This schedule is tentative and is subject to the execution of the Capital Increase by BBVA’s Board of Directors and to obtaining all necessary authorisations. Further, the tentative dates indicated may be modified or may vary on the foreign securities exchanges where BBVA shares or ADRs are traded.
[2]	The reference price of the BBVA shares (RP) used for these purposes will correspond to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform (Mercado Continuo) over the five (5) trading days prior to the date of such communication, which would correspond to days 22nd, 23rd, 24th, 27th and 28th March 2017.
[3]	Listing will also be requested on the foreign securities exchanges on which BBVA shares or ADRs are traded.

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of the Capital Increase, the approximate gross purchase price at which BBVA will purchase each right of free allocation, in accordance with the formula approved by the Annual General Meeting of BBVA Shareholders, will be around 0.13 euro per right of free allocation.

Madrid, 17th March 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 21, 2017

By: /s/ Antonio Joaquín Borraz Peralta
Name: Antonio Joaquín Borraz Peralta
Title: Global ALM Director